UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  AMNEX, Inc.
                                (Name of Issuer)

                         Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   031674 203
                                 (CUSIP Number)

                               Mr. Steven Porter
                            Rotterdam Ventures, Inc.
                         695 Rotterdam Industrial Park
                        Schenectady, New York 12306-1989
                                 (518) 356-4445
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 4, 1998
            (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





K:\WPDOC\CORP\AMNEX\SECFILE\Gales13a3f.d98

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                                  SCHEDULE 13D

CUSIP No.  031674 203                                Page  2 of 9 Pages
           ----------


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Francesco Galesi
     Francesco Galesi 1998 Grantor Retained Annuity Trust
     David Buicko, as trustee of the Francesco Galesi 1998 Grantor Retained Annuity

                           Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS* PF, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Francesco Galesi - Citizenship: United States
     Francesco Galesi 1998 Grantor  Retained  Annuity Trust - Organization:  New
     York
     David Buicko - Citizenship: United States

 NUMBER OF SHARES       7  SOLE VOTING POWER
                           Francesco Galesi - 7,218,885

 BENEFICIALLY OWNED BY  8  SHARED VOTING POWER
                           Francesco Galesi - 5,717,326
                           Francesco Galesi 1998 Grantor Retained Annuity Trust
                              - 5,717,326
                           David Buicko, as trustee of the Francesco Galesi 1998
                              Grantor Retained Annuity Trust - 5,717,326
 EACH REPORTING         9  SOLE DISPOSITIVE POWER
                           Francesco Galesi - 7,218,885

 PERSON  WITH          10  SHARED DISPOSITIVE POWER
                           Francesco Galesi - 5,717,326
                           Francesco Galesi 1998 Grantor Retained Annuity Trust
                              - 5,717,326
                           David Buicko, as trustee of the Francesco Galesi 1998
                              Grantor Retained Annuity Trust - 5,717,326


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Francesco Galesi - 12,936,211
     Francesco Galesi 1998 Grantor Retained Annuity Trust - 5,717,326
     David Buicko, as trustee of the Francesco Galesi 1998 Grantor Retained Annuity Trust - 5,717,326

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Francesco Galesi - 27.1%
     Francesco Galesi 1998 Grantor Retained Annuity Trust - 12.5%
     David Buicko, as trustee of the Francesco Galesi 1998 Grantor Retained Annuity Trust - 12.5%

14   TYPE OF REPORTING PERSON* IN, OO





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Item 1.  Security and Issuer

     The Reporting Persons are making this statement in reference to shares of common stock, par value $.001 per share (the "Common Stock"), of AMNEX, Inc., a New York corporation (the "Company"). The address of the Company's principal executive offices is 145 Huguenot Street, New Rochelle, New York 10801.

Item 2.  Identity and Background

     The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

     (a)  Name: Francesco Galesi

          Francesco Galesi 1998 Grantor Retained Annuity Trust (the "Grantor Trust")

          David Buicko, as trustee of the Grantor Trust

     (b)  Residence or business address:

                           Francesco Galesi:
                           River House
                           435 East 52d Street
                           New York, NY  10021

                           Grantor Trust:
                           c/o David Buicko
                           Rotterdam Ventures, Inc.
                           695 Rotterdam Industrial Park
                           Schenectady, New York 12306-1989

                           David Buicko, as trustee of the Grantor Trust:
                           Rotterdam Ventures, Inc.
                           695 Rotterdam Industrial Park
                           Schenectady, New York 12306-1989


     (c) Mr. Galesi is employed as Chairman and President of Rotterdam Ventures, Inc. ("Rotterdam"). Mr. Buicko is employed as Executive Vice President and Chief Operating Officer of Rotterdam, located at:

                           Rotterdam Ventures, Inc.
                           695 Rotterdam Industrial Park
                           Schenectady, New York 12306-1989


                                        4

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     (d)  None  of the  Reporting  Persons  has  been  convicted  in a  criminal proceeding in the last five years.

     (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body during the last five years.

     (f) Messrs. Galesi and Buicko are citizens of the United States. The Grantor Trust was organized under the laws of the state of New York.

Item 3.  Source and Amount of Funds or Other Consideration.

     On May 12, 1998, Rotterdam, a corporation wholly-owned by Mr. Galesi, loaned $750,000 to the Company. Rotterdam borrowed such amount from its investment margin account for such purpose. On July 2, 1998, Mr. Galesi paid $750,000 to Rotterdam, and the $750,000 note of the Company evidencing the obligation (the "May Note") was assigned by Rotterdam to Mr. Galesi.

     On July 2, 1998, Mr. Galesi made a loan of $750,000 to the Company and was issued a note in the principal amount of $1,500,000 (the "July Note") evidencing the Company's obligation to repay the $750,000 loan as well as the principal amount due under the May Note (which was canceled). Mr. Galesi utilized a personal line of credit to obtain the funds to make the loan.

     On August 4, 1998, the principal amount of, and accrued interest on, the July Note became convertible into shares of Common Stock of the Company at a conversion price of $1.25 per share.

     On August 14, 1998, Mr. Galesi acquired 1,211,400 shares of Common Stock of the Company upon the conversion of the principal amount of, and accrued interest on, the July Note.

     Also on August 4, 1998, Rotterdam loaned $500,000 to the Company, and was issued a note in the principal amount of $500,000 (the "August Note") evidencing the Company's obligation to repay the $500,000 loan. Rotterdam borrowed such amount from its investment margin account for such purpose.

     On October 2, 1998, Rotterdam made an additional loan of $400,000 to the Company and was issued a note in the principal amount of $900,000 (the "October Note") evidencing the Company's obligation to repay the $400,000 as well as the principal amount due under the August Note (which was canceled). Rotterdam used working capital to fund the loan.

     On November 16, 1998, the principal amount of, and accrued interest on, the October Note became convertible into shares of Common Stock of the Company at a



                                        5

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conversion  price of $0.656 per share (the principal  amount of the October Note being convertible into 1,371,951 shares of Common Stock of the Company.).

     The following is a summary of purchases of Common Stock made by Mr. Galesi since August 14, 1998:

                                           Number of Shares of   Approximate
Date of Purchase       Type of Purchase    Common Stock          Price Per Share

August 14, 1998        Open Market            100,000               $0.86
September 2, 1998      Open Market             50,000               $0.80
September 14, 1998     Open Market             20,000               $0.70
September 21, 1998     Open Market            295,000               $0.49
October 27, 1998       Open Market            100,000               $0.53

     Mr. Galesi used sums from his personal line of credit to fund these open market purchases of Common Stock.

Item 4.  Purpose of Transaction.

     Mr. Galesi acquired the shares of Common Stock of the Company reported herein to increase his equity position in the Company.

     Subject to and depending upon availability at prices deemed favorable by him, he may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Mr. Galesi intends to closely monitor developments at and pertaining to the Company. Mr. Galesi is currently a director of the Company (one of six directors) and, accordingly, is in a position, consistent with his statutory obligations and authorities as a director, to influence Company policies.

     Depending upon prevailing conditions and his evaluation of the factors described above, Mr. Galesi also may determine to dispose of shares of Common Stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

     Except as set forth above, Mr. Galesi has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.




                                        6

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Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Galesi holds 12,936,211 shares of Common Stock (including 2,250,000 shares of Common Stock issuable upon the exercise of warrants and 1,371,951 shares of Common Stock issuable upon the conversion of the October Note, exclusive of shares issuable upon the conversion of accrued interest thereon), which represent 27.1% of the total shares of Common Stock outstanding as of September 30, 1998. The Grantor Trust and David Buicko, as trustee of the Grantor Trust, hold 5,717,326 shares of Common Stock (including 1,500,000 shares of Common Stock issuable upon the exercise of warrants), which represent 12.5% of the total shares of Common Stock outstanding as of September 30, 1998.

     The percentage for Mr. Galesi was calculated using as the denominator the sum of (i) the 2,250,000 shares of Common Stock issuable upon exercise of the warrants, (ii) the 1,371,951 shares of Common Stock issuable upon the conversion of the principal amount of the October Note and (iii) the 44,128,124 outstanding shares of Common Stock as of September 30, 1998, based upon the Quarterly Report on Form 10-Q filed by the Company for the period ended September 30, 1998.

     The percentages for the Grantor Trust and Mr. Buicko, as trustee of the Grantor Trust, were calculated using as the denominator the sum of (i) the 1,500,000 shares of Common Stock issuable upon exercise of the warrants and (ii) the 44,128,124 outstanding shares of Common Stock as of September 30, 1998, based upon the Quarterly Report on Form 10-Q filed by the Company for the period ended September 30, 1998.

     (b) On February 5, 1998, Mr. Galesi contributed 4,217,326 shares of Common Stock and a warrant for the purchase of 1,500,000 shares of Common Stock to the Grantor Trust. Mr. Galesi does not have voting or dispositive power over the securities held by the Grantor Trust. However, based upon his ability to substitute other assets of equal value for the securities held by the Grantor Trust, Mr. Galesi is considered a beneficial owner of such securities (including the shares of Common Stock issuable upon exercise of the warrant) and is deemed to retain a shared power to vote and dispose of the 5,717,326 shares of Common Stock beneficially owned by the Grantor Trust. This Schedule 13D shall not be construed as an admission that Mr. Galesi is a beneficial owner of the securities held by the Grantor Trust.

     Mr. Buicko serves as trustee of the Grantor Trust. In such capacity, Mr. Buicko has the power to vote and dispose of the 5,717,326 shares of Common Stock beneficially owned by the Grantor Trust.

     Mr.  Galesi  has the  sole  power  to vote  and  dispose  of the  remaining
7,218,885 shares of the Common Stock beneficially owned by him, except that 97,500 of such shares of Common Stock are held by Rotterdam, a corporation wholly-owned by him.



                                        7

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        Securities of the Issuer.

     Reference is made to Item 5(b) hereof.

     In addition, an irrevocable trust (the "Irrevocable Trust") created by Mr. Galesi holds a warrant for the purchase of 500,000 shares of Common Stock of the Company. Mr. Buicko is the trustee of the Irrevocable Trust and the beneficiaries are members of Mr. Galesi's immediate family. Mr. Galesi does not have any voting or dispositive power with respect to the shares of Common Stock underlying the warrant held by the Irrevocable Trust. However, based upon his ability to substitute other assets of equal value for the warrant held by the Irrevocable Trust, effective April 4, 1999 (60 days prior to the date the warrant becomes exercisable), Mr. Galesi will be considered a beneficial owner of the shares underlying the warrant. This Schedule 13D shall not be construed as an admission that Mr. Galesi is or will be a beneficial owner of the shares underlying the warrant held by the Irrevocable Trust.

Item 7. Material to be Filed as Exhibits.

     None.


                                        8

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 19, 1999                      /s/ Francesco Galesi
                                            -----------------------------------
                                            Francesco Galesi



                                            Francesco Galesi 1998 Grantor
                                            Retained Annuity Trust

                                            By:/s/ David Buicko
                                            -----------------------------------
                                            David Buicko, Trustee


                                            /s/ David Buicko
                                            -----------------------------------
                                            David Buicko, as trustee of the
                                            Grantor Trust


                                        9

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